Exhibit 99.1
Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

To the Management of Merx Aviation Finance, and its subsidiaries

We have audited the accompanying consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries, which comprise the consolidated statement of financial position as of March 31, 2017 and March 31, 2016, and the related consolidated statement of other comprehensive income, consolidated statement of changes in member’s equity and consolidated statement of cashflows for the three years ended March 31, 2017, March 31, 2016 and March 31, 2015..

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing (UK and Ireland). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merx Aviation Finance, LLC and its subsidiaries as of March 31, 2017and March 31, 2016 and the results of their operations and their cash flows for the three years ended March 31, 2017, March 31, 2016 and March 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Dublin, Ireland
15 May 2017

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	Notes	March 31, 2017	March 31, 2016
Current assets
Cash		$4,478	$3,909
Restricted cash		4,451	6,129
Aircraft held for sale		70,877	1,600
Interest receivable and other assets		14,392	8,196
Due from affiliates	3	90	913
Total current assets		94,288	20,747
Non-current assets
Aircraft held for lease, net of depreciation	5	539,648	746,247
Investment securities	6 , 7	188,855	266,052
Interest in joint venture	8	41,901	1,439
Derivative financial instruments	11	2,502	—
Office equipment, net of depreciation		54	69
Total non-current assets		772,960	1,013,807
Total assets		$867,248	$1,034,554

Current liabilities
Debt	9	$95,544	$50,260
Deferred revenue		4,119	3,948
Interest payable		2,383	2,664
Due to affiliates	3	28	64
Accrued expenses and other liabilities		9,688	6,337
Total current liabilities		111,762	63,273
Non-current liabilities
Debt	9	637,021	815,920
Accrued maintenance liability		87,262	83,195
Lease deposit liability	10	10,028	10,028
Deferred revenue		148	—
Deferred income tax liability	13	623	2
Derivative financial instruments	11	—	5,036
Accrued expenses and other liabilities		789	—
Total non-current liabilities		735,871	914,181
Total liabilities		$847,633	$977,454

Equity
Member’s equity		$17,106	$62,124
Cash flow hedge reserve		2,509	(5,024)
Total equity		$19,615	$57,100

Total liabilities and equity		$867,248	$1,034,554
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

		For the year ended March 31,
	Notes	2017	2016	2015
Revenues
Lease revenue	12	$92,725	$78,032	$43,189
Investment income		30,327	32,515	31,283
Redelivery income		—	6,632	4,634
Management fee income	3	2,880	1,618	1,031
Other income		223	238	687
Total revenues		$126,155	$119,035	$80,824

Expenses
Interest expense		$65,601	$58,988	$45,114
Depreciation and amortization expense		40,999	33,947	20,845
Management fee expense		3,321	2,465	1,233
General and administrative expenses	3	11,644	8,834	6,266
Total expenses		$121,565	$104,234	$73,458

Other income (expenses)
Interest in losses in joint venture		$(184)	$(7,673)	$(2,071)
Gain (loss) on sale of aircraft		6,993	38	(1,234)
Fair value movement in derivative financial instruments	11	5	525	(537)
Net profit before taxes		$11,404	$7,691	$3,524
Income tax	13	(1,672)	(2,184)	1,446
Net profit after taxes		$9,732	$5,507	$4,970
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(in thousands)

	For the year ended March 31,
	2017	2016	2015
Net profit after taxes	$9,732	$5,507	$4,970
Other comprehensive income (loss)
Movement in cash flow hedge reserve, net of tax	7,533	(5,024)	—
Total other comprehensive income (loss)	7,533	(5,024)	—
Total comprehensive income	$17,265	$483	$4,970

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY
(in thousands)

	Cashflow hedge reserve	Member’s equity	Total equity
Balance at March 31, 2014	$—	$131,330	$131,330
Capital contribution	—	13,500	13,500
Net profit after taxes	—	4,970	4,970
Balance at March 31, 2015	$—	$149,800	$149,800
Distribution to member	—	(93,183)	(93,183)
Net profit after taxes	—	5,507	5,507
Movement in cash flow hedge reserve	(5,024)	—	(5,024)
Balance at March 31, 2016	$(5,024)	$62,124	$57,100
Distribution to member	—	(54,750)	(54,750)
Net profit after taxes	—	9,732	9,732
Movement in cash flow hedge reserve	7,533	—	7,533
Balance at March 31, 2017	$2,509	$17,106	$19,615
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended March 31,
	2017	2016	2015
Cash flows from operating activities
Net profit after tax	$9,732	$5,507	$4,970
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	40,999	33,947	20,845
Loss (gain) on sale of aircraft	(6,993)	(38)	1,234
Fair value movement in derivative financial instruments	(5)	(525)	537
Interest in losses in joint venture	184	7,673	2,071
Changes in operating assets and liabilities net of effects of business acquired:
Decrease (increase) in interest receivable and other assets	(6,196)	9,586	(11,339)
Decrease (increase) in due from affiliates	823	(753)	(90)
Increase in deferred revenue	319	556	2,958
Increase (decrease) in interest payable	(281)	895	665
Increase (decrease) in due to affiliates	(36)	(117)	181
Increase in accrued expenses and other liabilities	4,140	620	2,173
Increase (decrease) in deferred income tax liabilities (assets)	621	1,452	(1,450)
Net cash provided by operating activities	$43,307	$58,803	$22,755
Cash flows from investing activities
Acquisition of aircraft	$(165)	$(96,604)	$(96,474)
Acquisition of office equipment	—	(72)	—
Acquisition of business	—	(32,133)	—
Proceeds from disposal of aircraft	106,006	14,305	12,018
Purchase of investment securities and investment in joint venture	(49,204)	(22,862)	—
Receipts from investment securities and joint venture	85,755	30,789	27,782
Movement in restricted cash	1,678	1,401	(7,530)
Lease deposits (returned) received	—	(323)	1,018
Maintenance reserves claims	(11,475)	(1,574)	(541)
Maintenance reserves receipts	15,542	17,508	5,777
Net cash provided by (used in) investing activities	$148,137	$(89,565)	$(57,950)
Cash flows from financing activities
Drawdowns of debt	$11,000	$229,770	$51,750
Repayments of debt	(147,125)	(106,282)	(17,520)
Distribution to member	(54,750)	(93,183)	—
Net cash provided by (used in) financing activities	$(190,875)	$30,305	$34,230
Net increase (decrease) in cash	$569	$(457)	$(965)
Cash, beginning of year	$3,909	$4,366	$5,331
Cash, end of year	$4,478	$3,909	$4,366

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended March 31,
	2017	2016	2015
Supplemental disclosure of cash flow information
Cash paid for interest	$65,882	$56,040	$44,449
Cash paid for tax	517	173	4
Supplemental disclosure of non-cash activities
Drawdown of notes payable	$—	$51,054	$319,743
Transfer of maintenance reserve and security deposit	940	5,454	45,836
Member capital contribution	—	—	13,500
Acquisition of aircraft	—	(34,332)	(379,079)
Acquisition of business	—	(22,314)	—
The accompanying notes are an integral part of these consolidated financial statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except share and per share data)
Note 1. Organization
Merx Aviation Finance, LLC ("Merx"), a Delaware limited liability company, commenced operations on March 31, 2014 and was formerly known as“Merx Aviation Finance Holdings II, LLC” until it change it's entity name on August 1, 2014. Merx consolidated its wholly-owned subsidiaries incorporated in the United States of America (U.S.), as well as wholly-owned subsidiaries incorporated under the laws of Ireland and under the laws of United Kingdom. Merx and its subsidiaries (“Merx Aviation”, the “Company”, “we”, “us”, or “our”) are principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company’s executive offices and employees are based in New York City, New York, and all employees are directly employed by Merx Aviation.
Merx was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. AIC is the sole member of Merx. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% membership interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% membership interest in Merx. In connection with the exchange, all debt (the “Revolver”, discussed in Note 3) and equity due to AIC held by Holdings, LLC was assumed by the Merx, and in return Merx received equity in Holdings, LLC.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.
Risk and Uncertainties
In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.

Business Combinations
An acquisition of a business, an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors, is a business combination. Determining whether the acquisition meets the definition of a business combination requires judgment to be applied on a case by case basis.
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under selling, general and administrative expenses.
Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. The non-controlling interest is measured at fair value or at the proportion of the acquired entity's identifiable net assets as elected for each business combination.
Cash
Cash held at U.S. financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Cash is carried at cost which approximates fair value. As of March 31, 2017, the Standards & Poor's credit rating of J.P. Morgan & Chase N.A was A+, Allied Irish Bank plc was BBB-, Sumitomo Mitsui Banking Corp. was A, and Wells Fargo Bank N.A. was AA-.
Restricted Cash
Cash held at financial institutions may be classified as restricted cash if provisions exist in contracts with other parties that affect the Company's ability to readily access or utilize cash for business purposes.
Aircraft Held for Lease and Depreciation
Aircraft held for lease are stated at cost and depreciated using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value. In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft. Aircraft may be pledged as collateral for external funding arrangements.
When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.
Aircraft Held for Sale
Aircraft are classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Aircraft held for sale are recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. The Company performs an impairment review of aircraft held for sale. No impairment was identified in either year disclosed below. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell.
Repair and Maintenance of Aircraft
Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.

Impairment of Aircraft
We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its carrying value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.
 Investment Securities
Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Interest in Joint Venture
The Company recognizes interest in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss.
Derivative Financial Instruments
The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Derivatives are included in assets when their fair value is positive and liabilities when their fair value is negative, unless there is a legal ability and intention to settle net. Gains and losses from changes in fair values are recorded in the Consolidated Statements of Operations unless hedge accounting treatment is applied. During the year ended March 31, 2016, the Company elected to apply hedge accounting to its derivative instruments.
When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in Other Comprehensive Income ("OCI"), and the ineffective portion is recognized immediately in the Consolidated Statements of Operations. Amounts reflected in OCI related to the effective portion are reclassified into the Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects interest expense.
We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in OCI at the time we discontinue hedge accounting is not recognized in our Consolidated Statements of Operations unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in Consolidated Statements of Operations when the hedged transaction affects interest expense.
When cash flow hedge accounting treatment is not applied, the changes in fair values between periods are recognized as a fair value movement in the Consolidated Statements of Operations. Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.
Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis.Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Financial Position.

Fair Value Measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: One or more inputs to valuation techniques are significant and unobservable.
In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period.
Lease Revenue
The Company leases aircraft principally pursuant to operating leases and recognizes lease revenue on a straight-line basis over the term of the lease. The difference between the lease revenue recorded and the cash received under the provisions of the lease is included in other assets or deferred revenue, as appropriate. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectibility.
All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance.Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. Accrued maintenance liability existing at the end of a lease is released and recognized as lease revenue at lease termination.
Investment Income
Interest income is recognized on an accrual basis. Discounts or premiums are accreted or amortized into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the security.
Redelivery Income
In some cases the Company may accept redelivery aircraft whose maintenance condition differs from that contracted. In such cases a cash payment may be agreed between the parties. Income is recognized on date of redelivery.
Management Fee Income
Management fee income is accounted for on an accruals basis.
Expenses
Expenses include interest expense, management fee expense, compensation expenses and benefits, selling, other general and administrative expenses. Expenses are recognized on an accrual basis.
Income Taxes
The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies.
One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.
Recent Accounting Pronouncements
In February 2015, the FASB issued new guidance which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Existing guidance includes different requirements for performing a consolidation analysis if, among other factors, the entity under evaluation is any one of the following: (1) a legal entity that qualifies for the indefinite deferral under the amended consolidation rules, (2) a legal entity that is within the scope of the amended consolidation rules, or (3) a limited partnership or similar entity that is considered a voting interest entity. Under the new guidance, all reporting entities are within the scope of the new standard, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions (e.g., are both customary and commensurate with the level of effort required for the services provided) no longer cause decision makers to consolidate VIEs in certain instances. The new guidance places more emphasis in the consolidation evaluation on variable interests other than the fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the new guidance reduces the extent to which related party arrangements cause an entity to be considered a primary beneficiary. Further, the indefinite deferral of the amended consolidation rules for certain investment funds has been eliminated. The guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period, and adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the new guidance using either a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or by applying the amendments retrospectively.

In October 2016, the FASB issued guidance that amends the consolidation guidance issued in February 2015. Under the amended guidance a decision maker will need to consider only its proportionate indirect interest in a VIE that is held through a related party under common control. Under the originally issued guidance, a decision maker treats the interest of the related party under common control in the VIE as if the decision maker held the interest itself. The guidance is effective for fiscal years beginning after December 15, 2016 and interim reporting periods in fiscal years beginning after December 15, 2017.  Early adoption is permitted for all entities.

In November 2015, the FASB issued guidance to simplify the balance sheet presentation of deferred taxes. The guidance requires that deferred tax assets and deferred tax liabilities be presented as noncurrent on the balance sheet. The guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2017 and interim reporting periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. The guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented.

In January 2016, the FASB issued guidance that revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, to be accounted for at fair value with all fair value changes recognized in net income. Equity investments that do not have a readily determinable fair value, and do not qualify for the NAV practical expedient, may be measured at cost and adjusted for impairment or changes in the observable price. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2018 and interim reporting periods in fiscal years beginning after December 15, 2019, with early adoption permitted for certain provisions. A reporting entity would record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted, with minor exceptions.

In February 2016, the FASB issued guidance that amends the accounting for leases. The guidance generally affects any entity that enters into a lease. The amended guidance requires recognition of a lease asset and a lease liability by lessees for leases classified as operating leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from existing guidance and accounting applied by a lessor is largely unchanged from existing guidance. The amended guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2019 and interim reporting periods in fiscal years beginning after December 15, 2020. Early application is permitted for all entities.

In March 2016, the FASB issued guidance that amends the principal versus agent considerations for reporting revenue gross versus net. The amended guidance affects entities that enter into contracts with customers to transfer goods or services in exchange for consideration. Under the amended guidance, when another party is involved in providing goods or services to a customer, an entity must determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The amended guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The amended guidance affects the guidance in the new revenue standard issued in May 2014, which is not yet effective. The effective date and transition requirements for the amended guidance are the same as the effective date and transition requirements for the new revenue standard.

In August 2016, the FASB issued guidance intended to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, and distributions from certain equity method investments. The guidance is effective for fiscal years beginning after December 15, 2018 and interim reporting periods in fiscal years beginning after December 15, 2019. Early adoption is permitted.

In November 2016, the FASB issued guidance to reduce diversity in practice in the classification and presentation of changes in restricted cash on the statement of cash flows. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. As a result, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2018 and interim reporting periods in fiscal years beginning after December 15, 2019. Early adoption is permitted.

In January  2017, the FASB issued guidance that clarifies the definition of a business with the objective of adding guidance to assist companies with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new guidance is expected to reduce the number of transactions that need to be further evaluated as businesses. The guidance is effective for fiscal years beginning after December 15, 2018 and interim reporting periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for certain types of transactions.

The Company is in the process of evaluating the impact that these new pronouncements will have on its consolidated financial statements.
Note 3. Related Party Arrangements
The Company is party to an administration agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company's management and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that the Company will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, the Company will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator's overhead in performing its obligations. For the years ended March 31, 2017, March 31, 2016 (FY2016), and March 31, 2015 (FY2015), the Company paid $250, $150 and $150, respectively, to AIA for the provision of administrative services.
Apollo Global Management (“AGM”) is an affiliate of both AIA and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
AIC has also entered into an expense reimbursement agreement with Merx Aviation Finance Assets Ireland Limited ("Merx Ireland"), an affiliate of the Company, that will reimburse AIC for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by AIC in connection with letters of credit issued on behalf of Merx Ireland. For the year ended March 31, 2017, the Company reimbursed expenses of $86 (FY2016: $85; FY2015:$82) to AIC under the expense reimbursement agreement.
The Company is party to Asset Management Agreements with several affiliates of AIC, under which the Company provides administrative and asset services. For providing these services, the Company receives management fees. For the year ended March 31, 2017, the Company recognized $2,880 (FY2016: $1,618; FY2015: $1,031) in management fee income from AIC affiliates.
In March 2014, AIC issued a revolving credit facility ("Revolver") to the Company with interest rate of 12% and maturity date of October 2018. See Note 9 for additional disclosure.
The following related party balances are included in the Consolidated Statements of Financial Position.

	March 31, 2017	March 31, 2016
Due from affiliates
Management fees - AIC affiliate	$90	$913
Due from affiliates	$90	$913

Due to affiliates
Expense reimbursements - AGM	$28	$44
Expense reimbursements - AIC	—	20
Due to affiliates	$28	$64
Note 4. Business Combinations
During the year ended March 31, 2016, the Company completed the purchase of 100% of the ordinary share capital of four entities incorporated under the laws of Ireland. The total cash consideration paid was $54,447. The following is a summary of the allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and the liabilities assumed at the closing date. As of March 31, 2016, we had finalized all known measurement period adjustments.

Amounts recognized as of the closing date
Aircraft, held for lease	$70,625
Lease deposit liability	(1,900)
Accrued maintenance liability	(14,278)
Fair value of net assets acquired	$54,447
Total cash consideration paid	$54,447
For the year ended March 31, 2017, the acquired businesses contributed revenue of $7,810 (FY2016: $997) to the Company.
Note 5. Aircraft Held for Lease
The following table shows the changes in aircraft held for lease, net of depreciation, for the years ended March 31, 2017 and March 31, 2016. See Note 12 for additional disclosure including geographic detail of aircraft held for lease.

	March 31, 2017	March 31, 2016
Beginning balance	$746,247	$591,659
Acquisitions	—	130,936
Acquired in business combination	—	70,625
Capital improvements	165	—
Aircraft held for sale, net of related accumulated depreciation	(70,877)	—
Dispositions, net of related accumulated depreciation	(97,474)	(14,267)
Depreciation	(38,413)	(32,706)
Ending balance	$539,648	$746,247
Of total aircraft held for sale balance, $42,314 has been sold as of financial statement issuance date.

Note 6. Investment Securities
The following table shows the composition of investment securities as of March 31, 2017.

	Expected Maturity	Outstanding Face Amount	Amortized Cost Basis	Fair Value (1)
Asset backed securities held for investment	Mar 2019 - Mar 2026	$29,063	$35,648	$58,056
Asset backed securities held for investment	Dec 2021 - Aug 2025	125,028	132,380	137,579
Structured credit held for investment	January 2020	20,827	20,827	20,950
Total investment securities		$174,918	$188,855	$216,585
The following table shows the composition of investment securities as of March 31, 2016.

	Expected Maturity	Outstanding Face Amount	Amortized Cost Basis	Fair Value (1)
Asset backed securities held for investment	Jan 2018 - July 2025	$64,525	$69,872	$103,117
Asset backed securities held for investment	July 2020 - July 2025	170,867	175,936	178,112
Structured credit held for investment	January 2020	20,244	20,244	19,745
Total investment securities		$255,636	$266,052	$306,921
(1) The fair value has been estimated by management using Level 3 inputs in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments.
No impairment was recorded during the years ended March 31, 2017 and March 31, 2016.
Note 7. Unconsolidated Variable Interest Entities
Included in the investment securities are investments in certain securitized vehicles which are considered VIEs. The Company is not considered to be the primary beneficiary and does not have the power to direct the activities that most significantly impact the economic performance of these VIEs. Therefore, management has determined that the VIEs' financial information does not need to be consolidated with the Company's financial statements.
The securitized vehicles are in the business of owning and leasing aircraft. As of March 31, 2017, the total assets of the VIEs is $1,279,369 (FY2016: $1,585,359) and total liabilities is $1,307,826 (FY2016: $1,591,876). The Company’s maximum exposure in these securitized vehicles is limited to the cost of its asset backed securities held for investments which as of March 31, 2017 amounts to $168,028 (FY2016: $245,808), as disclosed in Note 6.
Note 8. Interest in Joint Venture
The Company has investments in two joint ventures, Merx Aviation GA Telesis 1 Limited ("Merx GAT") and Sora Airlease Designated Activity Company ("Sora DAC"). The Company holds 47.5% interest in Merx GAT and 50% interest in Sora DAC. The Company recorded the investment at cost and adjusted each period for the Company’s share of the investee’s income or loss.
The following table shows the summarized financial information of Merx GAT as of March 31, 2017 and March 31, 2016.

	March 31, 2017	March 31, 2016
Total assets	$221	$5,082
Total liabilities	(234)	(29,865)
Total (deficit)	$(13)	$(24,783)
The following table shows the summarized financial information of Sora DAC as of March 31, 2017.

March 31, 2017
Total assets	$83,930
Total liabilities	(59,121)
Total equity	$24,809

Note 9. Debt
Interest on Revolver and other notes payable is paid on a monthly or quarterly basis at various interest rates. See Note 3 for additional disclosure on Revolver.
Many of the Company’s aircraft were partially financed with debt such as Revolver and notes payable. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each debt instrument approximates its amortized cost. Management determines fair value based on level 3 inputs.
As of March 31, 2017 and March 31, 2016, the Company was in compliance with all debt covenants.
The Company's outstanding debt obligations as of March 31, 2017 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Revolver due October 2018	Mar-14	$374,084	$374,084	12.00%
Note Payable due December 2018	Aug-13	5,545	5,517	6.72%
Note Payable due December 2018	Aug-13	6,214	6,184	6.73%
Note Payable due March 2024	Mar-14	17,874	17,604	1M LIBOR + 4.00%
Note Payable due March 2024	Apr-14	17,850	17,580	1M LIBOR + 4.00%
Note Payable due July 2018	Mar-15	15,647	15,536	3M LIBOR + 2.50%
Note Payable due February 2021	Mar-15	18,824	18,589	3M LIBOR + 2.50%
Note Payable due April 2017	Mar-15	6,621	6,621	1M LIBOR + 2.50%
Note Payable due July 2018	Mar-15	9,219	9,156	1M LIBOR + 2.50%
Note Payable due August 2023	Mar-15	22,477	22,197	1M LIBOR + 2.50%
Note Payable due September 2023	Mar-15	22,537	22,256	1M LIBOR + 2.50%
Note Payable due February 2019	Mar-15	15,207	15,070	1M LIBOR + 2.50%
Note Payable due November 2017	Mar-15	13,370	13,314	1M LIBOR + 2.50%
Note Payable due December 2025	Mar-15	28,025	27,665	1M LIBOR + 2.50%
Note Payable due October 2022	Mar-15	17,231	17,015	1M LIBOR + 2.50%
Note Payable due September 2022	Apr-15	23,554	23,255	1M LIBOR + 2.50%
Note Payable due April 2017	Jul-15	4,733	4,730	4.39%
Note Payable due May 2023	Sept-15	46,325	44,629	1M LIBOR + 1.60%
Note Payable due Oct 2023	Sept-15	36,000	36,000	1M LIBOR + 2.63%
Note Payable due October 2020	Feb-16	10,632	10,394	3.51%
Note Payable due December 2020	Feb-16	11,158	10,913	3.52%
Note Payable due February 2021	Feb-16	7,315	7,128	3.51%
Note Payable due March 2021	Feb-16	7,315	7,128	3.51%
Total		$737,757	$732,565

The Company's outstanding debt obligations as of March 31, 2016 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Revolver due October 2018	Mar-14	$403,084	$403,084	12.00%
Note Payable due December 2018	Aug-13	6,917	6,874	6.72%
Note Payable due December 2018	Aug-13	7,681	7,634	6.73%
Note Payable due March 2024	Mar-14	19,372	19,064	1M LIBOR + 4.00%
Note Payable due March 2024	Apr-14	19,346	19,038	1M LIBOR + 4.00%
Note Payable due July 2018	Mar-15	18,373	18,174	3M LIBOR + 2.50%
Note Payable due February 2021	Mar-15	21,556	21,260	3M LIBOR + 2.50%
Note Payable due April 2017	Mar-15	8,054	7,988	1M LIBOR + 2.50%
Note Payable due July 2018	Mar-15	10,782	10,669	1M LIBOR + 2.50%
Note Payable due August 2023	Mar-15	24,784	24,460	1M LIBOR + 2.50%
Note Payable due September 2023	Mar-15	24,812	24,488	1M LIBOR + 2.50%
Note Payable due February 2019	Mar-15	17,915	17,703	1M LIBOR + 2.50%
Note Payable due November 2017	Mar-15	15,641	15,488	1M LIBOR + 2.50%
Note Payable due December 2025	Mar-15	30,245	29,844	1M LIBOR + 2.50%
Note Payable due October 2022	Mar-15	19,301	19,046	1M LIBOR + 2.50%
Note Payable due September 2022	Apr-15	26,310	25,956	1M LIBOR + 2.50%
Note Payable due February 2018	Jul-15	6,426	6,301	4.55%
Note Payable due April 2017	Jul-15	6,372	6,295	4.39%
Note Payable due May 2023	Sept -15	53,158	51,191	1M LIBOR + 1.60%
Note Payable due Oct 2023	Sept -15	36,000	36,000	1M LIBOR + 2.63%
Note Payable due October 2020	Feb-16	12,405	12,107	3.51%
Note Payable due December 2020	Feb-16	12,975	12,671	3.52%
Note Payable due February 2021	Feb-16	8,677	8,449	3.51%
Note Payable due March 2021	Feb-16	8,677	8,450	3.51%
Note Payable due April 2024	Feb-16	55,000	53,946	3.91%
Total		$873,863	$866,180
Scheduled repayments of these notes over the next five years and thereafter are as follows:

As of March 31, 2017		As of March 31, 2016
Years ending March 31,	Amount	Years ending March 31,	Amount
2018	$95,544	2017	$50,260
2019	432,817	2018	76,351
2020	31,212	2019	482,519
2021	41,301	2020	39,420
2022	26,244	2021	56,578
Thereafter	110,639	Thereafter	168,735
Total	$737,757	Total	$873,863

Note 10. Lease Deposit Liability
As of March 31, 2017, cash security deposits in connection with lease agreements amounted to $10,028 (FY2016: $10,028). Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, at March 31, 2017 the Company held letters of credit in lieu of cash security deposits that amounted to $11,661 (FY2016: $5,261).
Note 11. Derivative Financial Liabilities
The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its notes payable. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a floating rate to a fixed rate or from one floating rate to another. Under the swap transactions, the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments measured at fair value are calculated using Level 2 inputs.

The table below shows the fair values of derivative financial instruments, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.

As of March 31, 2017
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$224,726	$2,502	$—

As of March 31, 2016
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$248,166	$—	$(5,036)

Note 12. Lease Revenue
Minimum future lease payments
The minimum future lease payments on non-cancelable operating leases of aircraft in our fleet were as follows:

As of March 31, 2017		As of March 31, 2016		As of March 31, 2015
Years ending March 31,	Amount	Years ending March 31,	Amount	Years ending March 31,	Amount
2018	$71,909	2017	$94,831	2016	$76,012
2019	64,378	2018	85,177	2017	76,011
2020	58,231	2019	69,324	2018	55,398
2021	56,086	2020	55,079	2019	35,902
2022	45,929	2021	45,874	2020	34,010
Thereafter	91,213	Thereafter	63,447	Thereafter	135,590
Total	$387,746	Total	$413,732	Total	$412,923
Geographic and credit risks
Lease rental revenue includes approximately $2,629 (FY2016: $2,629; FY2015: $2,629) related to leases of aircraft component parts in use by non-US domiciled airlines for the year ended March 31, 2017. As of March 31, 2017, leased aircraft held by the Company were operated by 15 lessees (FY2016: 15 lessees) whose principal places of business are located in 13 countries (FY16: 13 countries).

Carrying value of aircraft held for lease and lease revenues by geographic area were as follows:

	Carrying value as of March 31, 2017%		Lease revenue for the year ended March 31, 2017%
Asia/Pacific	$137,707	23%	$26,625	29%
Africa	17,931	3%	2,173	3%
Europe	110,313	18%	21,634	23%
North America	172,797	28%	19,697	21%
Latin America	171,777	28%	22,596	24%
Total	$610,525	100%	$92,725	100%

	Carrying value as of March 31, 2016%		Lease revenue for the year ended March 31, 2016%
Asia/Pacific	$234,159	31%	$17,762	23%
Africa	19,153	3%	2,095	3%
Europe	131,537	18%	22,699	29%
North America	181,388	24%	13,034	17%
Latin America	180,010	24%	22,442	28%
Off Lease	1,600	0%	—	0%
Total	$747,847	100%	$78,032	100%

	Carrying value as of March 31, 2015%		Lease revenue for the year ended March 31, 2015%
Asia/Pacific	$111,776	19%	$47	0%
Africa	20,370	3%	45	0%
Europe	140,655	24%	15,491	36%
North America	115,668	20%	8,668	20%
Latin America	188,226	32%	18,938	44%
Off Lease	14,964	2%	—	—
Total	$591,659	100%	$43,189	100%
Note 13. Income Taxes
One of the Company's subsidiaries is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the U.S. where the operations are conducted and income is earned. The subsidiary's net profit before income taxes for the year ended March 31, 2017 was $1,062 (FY2016: $7,691; FYFY2015: $3,524). The components of the income tax provision consisted of the following:

	For the year ended March 31,
	2017	2016	2015
Current income tax
Domestic tax	$57	$732	$4
Foreign tax	992	—	—
Current income tax	1,049	732	4
Deferred income tax
Domestic tax	—	1,452	(1,452)
Foreign tax	623	—	2
Deferred income tax	623	1,452	(1,450)
Total income tax	$1,672	$2,184	$(1,446)
The Company did not have significant domestic deferred tax assets and liabilities at March 31, 2017 or March 31, 2016.

The Company did not have net taxable operating loss ("NOL") carry forward available at March 31, 2017 (FY2016: $0 : FY2015: $7,694) to offset future taxable income subject to U.S. graduated tax rates. If not utilized, the Company's prior year NOLs would begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company is subject to examination by taxing authorities in the U.S. for all periods since 2013.
Note 14. Commitments and Contingencies
As of March 31, 2017, the Company, through its joint venture investment in Sora DAC, is committed to the purchase of 17 aircraft. The Company’s share of remaining funding required of March 31, 2017 is approximately $55,086. See Note 8 for further detail on Sora DAC.

Note 15. Subsequent Events
The Company has evaluated subsequent events through May 15, 2017, and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in the consolidated financial statements.